UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact July | 2023

Azul Announces Closing of Exchange Offers and Issuance of Senior Secured Second Out Notes due 2029 and 2030

São Paulo, July 14, 2023 – Azul S.A. (B3: AZUL4, NYSE: AZUL) (“Azul” or the “Company”) today announces the settlement of its previously announced exchange offers and solicitations of consents.

Pursuant to the settlement of the exchange offers, Azul Secured Finance LLP has today issued (i) US$294,215,000 in principal amount of 11.500% Senior Secured Second Out Notes due 2029 (which were issued in exchange for US$294,215,000 in aggregate principal amount of 5.875% Senior Notes due 2024 issued by Azul Investments LLP), and (ii) US$568,219,500 in principal amount of 10.875% Senior Secured Second Out Notes due 2030 (which were issued in exchange for US$568,252,000 in principal amount of 7.250% Senior Notes due 2026 issued by Azul Investments LLP). In aggregate, 86% of the principal amount of the 2024 notes and 2026 notes has been exchanged for 2029 notes and 2030 notes.

The 2029 notes and the 2030 notes are guaranteed by Azul and its subsidiaries Azul Linhas Aéreas Brasileiras S.A., IntelAzul S.A., ATS Viagens e Turismo Ltda., Azul IP Cayman Holdco Ltd., and Azul IP Cayman Ltd, and secured on a “second out” basis by a shared collateral package that also secures certain other debt and other obligations. The shared collateral package comprises certain receivables generated by TudoAzul (Azul’s loyalty program), certain receivables generated by Azul Viagens (Azul’s travel package business) and certain brands, domain names and certain other intellectual property used by the Azul airline business (excluding Azul Cargo), TudoAzul and Azul Viagens. Payment priority relating to the 2029 notes and the 2030 notes and such other debt and other obligations is established pursuant to an intercreditor agreement.

In addition, Azul has also entered into supplemental indentures to amend the terms of the 2024 notes and 2026 notes pursuant to Azul’s previously disclosed solicitation of consents of the holders of such notes.

This communication is for information purposes only, in accordance with current legislation and shall not be interpreted or considered, for all legal purposes and effects, as an offering and/or promotional material for any securities. The offering and sale of the securities issued in the exchange offers have not been, and will not be, registered under the Securities Act of 1933, as amended.

Material Fact July | 2023

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 1,000 daily flights to over 160 destinations. With an operating fleet of over 170 aircraft and more than 13,000 Crewmembers, the Company has a network of 300 non-stop routes as of December 2022. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 14, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer